VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 23, 2015

VIA EDGAR

Mr. Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:                          Voya Prime Rate Trust (“Registrant”)

(SEC File Nos. 333-203624, 811-05410)

(SEC File Nos. 333-203653, 811-05410)

Mr. Oh:

This letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) to Kristen Freeman on June 22, 2015, regarding responses to the Staff’s comments contained in Voya Prime Rate Trust’s correspondence filing filed on June 16, 2015. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A) and revised prospectuses (Attachment B).

1. GENERAL

Comment:	Please confirm that the Registrant will be filing a Pre-Effective Amendment and not a Post-Effective amendment and requesting acceleration of effectiveness.

Response:	The Registrant confirms that it will be filing a Pre-Effective Amendment and requesting acceleration of effectiveness.

4. What You Pay to Invest — Trust Expenses (page 5)

a. Comment:	In the fee table on page 5, footnote 1 refers to “Managed Assets,” please add a cross reference to the section of the prospectus which describes what constitutes “Managed Assets.”

Response:	The Registrant has revised the disclosure as requested.

b. Comment:

In the fee table on page 5, the Staff requested that the Registrant either remove the line item “Fee Waivers/Reimbursements/Recoupment” and “Net Annual Expenses” as well as footnote 3 or include the calculation of the waiver in footnote 3.

Response:	The Registrant has revised footnote 3 to include the calculation of the fee waiver.

5. Investment Objective and Policies (page 10)

Comment:

For the credit facility described on page 15, please disclose the identity of the credit facility provider and also incorporate the agreement with the provider into the Registrant’s Registration Statement.

Response:	The Registrant has revised the disclosure to include the name of the provider of the credit facility and will include the agreement into the Registrant’s Registration Statement.

11. Representations

Comment:	The Staff requested that the Registrant revise the previously filed Tandy Letter to reflect that the Registrant will be filing a Pre-Effective Amendment and will request effectiveness.
Response:	The Registrant has revised the Tandy Letter as requested.

*****************************************

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

Cc:                             Huey P. Falgout, Jr.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 23, 2015

VIA EDGAR

Mr. Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:                          Voya Prime Rate Trust

(SEC File Nos. 333-203624, 811-05410)

(SEC File Nos. 333-203653, 811-05410)

Dear Mr. Oh:

Voya Prime Rate Trust (the “Registrant”) recognizes the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Further, the Registrant recognizes that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management

Attachment

cc:                                Elizabeth J. Reza, Esq.

Ropes & Gray LLP

ATTACHMENT B